Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 1-9059
Date: November 1, 2005

Media Fact Sheet

BARRICK GOLD CORPORATION
Ticker Symbol
ABX

President and Chief Executive Officer
Greg Wilkins

Media Contact
Vince Borg, Vice President Corporate Communications
Phone: 416-307-7477
Fax: 416-861-1509
Email: vborg@barrick.com
Michelle Epstein, Coordinator, Corporate Communications
Phone: 416-307-77321
Fax: 416-861-1509
Email: mepstein@barrick.com

Head Office
BCE Place
Canada Trust Tower
161 Bay Street,
Suite 3700, P.O. Box 212
Toronto Ontario
Canada M5J 2S1
Phone: 416-861-9911

Company Profile

●
Barrick is a leading international gold mining company, with a portfolio of operating mines and development projects located in the United States, Canada, Australia, Peru, Chile, Argentina and Tanzania.

●	In 2004, the Company’s 12 operating mines produced approximately 5 million ounces of gold, at total cash costs of $212 per ounce[1], the lowest total cash costs of all senior producers.
●	The Company increased its reserves by over 3 million ounces during 2004, with proven and probable gold mineral reserves of 89 million ounces[2] as at December 31, 2004.

________________
1 Total cash costs per ounce statistic for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs - see page 18 of the Management’s Discussion and Analysis accompanying the Company’s Third Quarter earnings release. Total cash costs per ounce exclude amortization - see page 20 of the Management’s Discussion and Analysis accompanying the Company’s Third Quarter earnings release.
2 Based on reserves calculated at December 31, 2004 using an assumed price of $375 per ounce for gold. Calculations were performed by employees of Barrick under the supervision of Rene L. Marion, P. Eng., Vice President, Technical Services of Barrick. Reserve calculations incorporate current and/or expected mine plans and cost levels. Barrick’s normal data verification procedures have been employed in connection with the calculations. For a breakdown of reserves by category and for additional information on Barrick’s reserve methodology, see Barrick’s most recent Annual Information Form / Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

●	For 2005, the Company expects gold production to be 5.4 to 5.5 million ounces at an average total cash cost of about $225 per ounce[3].
●	The Company has successfully completed the construction of the Tulawaka, Lagunas Norte and Veladero mines in 2005, and it has five projects at various stages in the pipeline.
●	These new mines and projects are expected to add significant amounts of production at low total cash costs to achieve the Company’s aggressive growth profile by 2007
●	This robust pipeline of development projects is due to the Company’s ongoing commitment to exploration, even in times of lower gold prices.
●	Barrick is also actively exploring approximately 100 projects, in 16 countries.

Barrick shares are traded on the Toronto, New York, London and Swiss Stock Exchanges, and the Euronext Paris.

Important Notice

Barrick plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The prospectus and these other documents may also be obtained for free, once they have been mailed, on Barrick’s website or by directing a request to Barrick’s media or investor relations department.

3 information on Barrick’s reserve methodology, see Barrick’s most recent Annual Information Form / Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.